

VIA FACSIMILE AND U.S. MAIL

March 29, 2007

Mr. Pascal Bouchiat
Group Executive Vice President and Chief Financial Officer
Rhodia
Immeuble Coeur Defense, Tour A
110 Esplanade Charles de Gaulle
92400 Courbevoie, France

> **Re: Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed April 10, 2006**
> **File No. 1-14838**

Dear Mr. Bouchiat:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated February 28, 2007. Our review resulted in the following additional comments.

Form 20-F for Fiscal Year Ended December 31, 2005

General

1. We reissue prior comment four from our letter dated November 13, 2006. We note that operations with a small financial impact may be material for qualitative reasons. Please expand your qualitative materiality analysis to address the investor sentiment evidenced by the state and other initiatives cited in prior comment four. Please also expand your qualitative materiality analysis to address the other non-quantitative factors underlying your conclusion that the relatively small amount of operations associated with Iran, Syria and Sudan, as described in your response of February 28, 2007, are not material.

    In this regard, we note the statements that your sales "are in complete compliance with the European Union policies towards these countries and all applicable laws" and that you have "neither wholly nor partially owned subsidiaries nor affiliates in Iran, Syria or Sudan." If these are the principal qualitative factors underlying your conclusion in response to prior comment four, please expand your analysis to so state.

2. We note that your "most significant activity" with respect to Rhodia products sold in Iran, Syria and Sudan include Polyamide intermediates and "engineering plastic products for use in the manufacturing of electric and electronics particularly junction boxes & trip switches." Please advise us, to the best of your knowledge, of any military uses for these and your other products distributed in Iran, Syria and Sudan. To the extent your products, to your knowledge, have been or may be used for military purposes, please expand your qualitative materiality analysis to address such sales, including the potential impact on your reputation and share value caused by sales of dual-use products to countries identified as terrorist-sponsoring states by the U.S. State Department.

3. Please address the applicability to your Iran-related contacts and activities of Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340, or in her absence Scott Watkinson at (202) 551-3741, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3769 with any other questions.

Sincerely,

Rufus Decker
Branch Chief